Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Reports First Quarter 2021 Production Results

Vancouver, BC – April 13, 2021 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, announces production results for the three months ended March 31, 2021, from its three wholly-owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (“GMC”) in Mexico.

First Quarter 2021 Production Highlights

•	Consolidated metal production of 30,556 gold equivalent ounces (“Au eq oz”), inclusive of 24,978 gold ounces (“Au oz”) and 360,070 silver ounces (“Ag oz”)
•	Total gold production at Tucano of 22,996 Au oz
•	Total silver equivalent production at Topia of 363,318 silver equivalent ounces (“Ag eq oz”)
•	Total silver equivalent production at the GMC of 279,306 Ag eq oz
•	Successful completion of annual maintenance at Tucano including replacement of the primary crusher and realignment of the SAG mill motor

“I am pleased to report that operations continue safely despite COVID-19 and we remain on track with our proposed guidance for the year,” commented Rob Henderson, Great Panther’s President & CEO. “Our safety protocols are being meticulously executed in order to protect our workforce and the communities that we operate in. As previously stated, the first quarter was planned to be a low production quarter due to heavy stripping. Production is expected to ramp up quarter-over-quarter for the remainder of the year as mining progresses into sectors with lower strip ratios.”

Consolidated Operating Results

Consolidated Operating Results	Q1 2021	Q1 2020	Change	Q1 2021	Q4 2020	Change
Ore processed (tonnes)	854,704	880,162	-3%	854,704	951,352	-10%
Gold eq production (oz) (1)	30,556	34,725	-12%	30,556	36,997	-17%
Gold production (oz)	24,978	28,940	-14%	24,978	33,703	-26%
Silver production (oz)	360,070	374,917	-4%	360,070	225,477	60%
(1)	Gold equivalent ounces for 2021 were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Gold equivalent ounces for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006 and 1:0.0008 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

The Company’s operations are on track to meet previously announced consolidated production guidance for 2021 of 135,000 to 150,000 Au eq oz. The mine plan for Tucano reflects higher stripping and lower production levels in the first half of 2021 with approximately 55% of annual guidance expected in the second half of the year.

Production guidance here and elsewhere in this news release is forward-looking information that should be read in conjunction with the Cautionary Statement on Forward-Looking Information section at the end of this news release and the Company’s most recently filed Management Discussion and Analysis for the year ended December 31, 2020. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

COVID-19 continues to affect every corner of the globe, in Mexico, Brazil and Peru in particular. Great Panther’s established COVID-19 prevention, monitoring and response plans remain a top priority for the Company to ensure a safe work environment for its employees and communities in which it operates. Protocols include mandatory medical screening and testing on arrival at site, continuous training on health awareness and health and safety protocols, physical distancing and increased sanitation measures, and updated operating procedures. Specific areas have been prepared for the isolation, testing and care of employees showing COVID-19 symptoms. All confirmed cases of COVID-19 are in isolation and being monitored by Company health professionals with regular reports to health authorities.

Tucano

Tucano Operating Results	Q1 2021	Q1 2020	Change	Q1 2021	Q4 2020	Change
Total material mined (tonnes)	6,898,581	7,155,135	-4%	6,898,581	6,605,369	4%
Total waste mined (tonnes)	6,399,499	6,804,081	-6%	6,399,499	5,803,286	10%
Ore mined (tonnes)	347,466	310,597	12%	347,466	749,510	-54%
Ore processed (tonnes milled)	796,035	811,197	-2%	796,035	901,584	-12%
Au grade (g/t)	0.90	1.09	-17%	0.90	1.23	-27%
Au recovery (%)	88.7%	91.7%	-3%	88.7%	89.5%	-1%
Gold production (oz)	20,422	26,176	-22%	20,422	32,017	-36%
Carbon fines recovery	2,574	-	100%	2,574		100%
Total production (oz)	22,996	26,176	-12%	22,996	32,017	-28%

Tucano produced 22,996 Au oz in Q1 2021, a decrease of 12% compared to the first quarter of 2020, primarily due to lower ore production in the mine and reduced process plant availability and lower grades. Tucano processed a higher proportion of low-grade stockpile material this quarter due to the focus on stripping of the upper pit levels and position of mining activity relative to the ore in the lower benches.

Plant throughput in the first quarter was 2% lower compared to the same period in 2020, due mainly to longer plant stoppages required to replace the existing primary crusher, realignment of the SAG mill motor and higher number of hours lost due to power outages.

Compared to Q1 2020, Tucano had an additional 2,574 Au oz of production from fine carbon screening and then elution of the coarser fraction of the fine carbon from a pond located within the plant premises. Gold produced from this process is expected to be less than 5% of total gold production for 2021.

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Lower production during the first quarter of 2021 was expected based on the reduction in ore mined and planned plant shutdown. Production guidance for 2021 remains between 110,000 and 120,000 Au oz, as announced in the Company's news release dated January 14, 2021.

Towards the end of Q1 2021, Tucano experienced disruption in its purchased oxygen supply with scheduled deliveries shipped to Brazil’s hospitals to meet increased demand as a result of COVID-19. Shortages in purchased oxygen supply are expected to decrease recovery rates over the next few months. With the exception of oxygen supply chain issues, mining activities at Tucano continue uninterrupted due to COVID-19. While the reported infections in the state of Amapá are of concern, they are primarily concentrated in Macapá, the state capital. The Company is monitoring the situation closely and has implemented strong measures to protect against the spread of the virus and its new variants and is working closely with local health and labour authorities to protect its people and local communities.

Topia

Topia Operating Results	Q1 2021	Q1 2020	Change	Q1 2021	Q4 2020	Change
Ore processed (tonnes)	19,004	19,359	-2%	19,004	9,959	91%
Ag grade (g/t)	398	357	11%	398	337	18%
Au grade (g/t)	0.87	0.82	6%	0.87	0.81	7%
Ag recovery (%)	92.4%	92.3%	0%	92.4%	90.0%	3%
Au recovery (%)	55.4%	55.2%	0%	55.4%	48.7%	14%
Silver eq production (oz) (1)	363,318	376,303	-3%	363,318	179,657	102%
Silver production (ounces)	224,333	205,184	9%	224,333	97,263	131%
Gold production (ounces)	293	282	4%	293	127	131%
Lead production (tonnes)	526	401	31%	526	212	148%
Zinc production (tonnes)	619	632	-2%	619	294	111%
Gold eq production (oz) (2)	4,274	4,181	2%	4,274	1,996	114%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.058 and 1:0.068 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

Silver equivalent production in Q1 2021 from Topia was 363,318 Ag eq oz compared with 376,303 Ag eq oz for the same period in 2020 and 179,657 Ag eq oz in Q4 2020. Note that production in Q4 2020 was impacted by a voluntary five-week suspension to safeguard the health of the Company’s workforce and local community against the spread of COVID-19. Topia realized higher grades and recovery rates for gold and silver during Q1 2021, however, these increases were offset by a decrease in production attributed to the change in metal equivalency ratios for lead and zinc.

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Guanajuato Mine Complex

GMC Operating Results	Q1 2021	Q1 2020	Change	Q1 2021	Q4 2020	Change
Ore processed (tonnes)	39,665	49,607	-20%	39,665	39,539	0%
Ag grade (g/t)	124	125	-1%	124	117	6%
Au grade (g/t)	1.53	1.85	-17%	1.53	1.46	5%
Ag recovery (%)	86.1%	85.4%	1%	86.1%	85.9%	0%
Au recovery (%)	86.5%	84.1%	3%	86.5%	84.3%	3%
Silver eq production (oz) (1)	279,306	393,126	-29%	279,306	268,524	4%
Silver production (oz)	135,737	169,734	-20%	135,737	128,214	6%
Gold production (oz)	1,689	2,482	-32%	1,689	1,559	8%
Gold eq production (oz) (2)	3,286	4,368	-25%	3,286	2,984	10%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

Silver equivalent production at the GMC in Q1 2021 was 279,306 Ag eq oz, an increase of 4% over Q4 2020 as a result of higher grades and recovery rates for both gold and silver. Silver equivalent production was 29% lower than in Q1 2020 due primarily to workforce shortages related to COVID-19.

First Quarter 2021 Financial Results

Great Panther has scheduled the release of its first quarter 2021 financial results for Wednesday, May 5, 2021, after market close. The Company will host a conference call and webcast to discuss the results on Thursday, May 6, 2021, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 6660.

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	6660

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Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chartered Engineer UK, MIMMM, Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico, and Peru, including three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding: (i) 2021 guidance on production and stripping and the assumptions upon which they rely on; (ii) expectations that production is expected to ramp up quarter-over-quarter for the remainder of the year as mining progresses into sectors with lower strip ratios; (iii) expectations regarding the future impacts of COVID-19 and the Company’s ability to continue its operations without interruption should the situation not be as anticipated, including the expectation that shortages in purchased oxygen supply will decrease recovery rates over the next few months; and (iv) the Company’s plans to pursue acquisition opportunities to complement its existing portfolio.

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These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control/stability of UCS and the Company’s ability to successful access the mineralization in the UCS pit without additional costs or interruption; continuation of operations without interruption, additional costs, workforce and supply shortages due to COVID-19 or any other reason; the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19; international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation) remaining as estimated; currency exchange rates remaining as estimated; all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner and maintained, including the expectations around the Company’s ability to receive the permits and regulatory approvals necessary for an expansion of the existing GMC tailings storage facility (lifts 18 and 19) in a timely manner and without conditions in order to prevent an interruption to milling operations at the GMC; the accuracy of the geological, operational and price and exchange rate assumptions on which the production guidance is based; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances or workforce shortages, illegal occupations or mining, seismic events, and adverse weather condition; assumption that the Company will be successful in resolving the legal claims that ban the use of cyanide in the Tucano processing; conditions in the financial markets; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost or availability of energy or supplies; and the Company’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, regulatory, and social risks involving Great Panther’s operations in a foreign jurisdiction; developments with respect to COVID-19 that may impact the Company’s operations, including potential for further workforce and supply shortages, or future orders of federal governments to curtail or cease mining operations or voluntary shutdowns, including the risk that ongoing oxygen supply shortages in purchased oxygen supply will decrease recovery rates; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate or that the assumptions upon which they are based are different than expected and accordingly that mine production will not be as estimated or predicted; the discontinuity of the Tucano ore body and mine selectivity may result in a risk that dilution and mining recovery estimates used in the Mineral Reserve estimation do not accurately reconcile with the Company’s ability to recover the tonnage, grade and metal content estimated in the Mineral Reserves; as the Company’s mines, including, but not limited to its Mexican operations, do not have established Mineral Reserves, except for Tucano and the Company may extend mine operations by mining material at Tucano that is classified as a Mineral Resource without completing a feasibility study demonstrating economic or technical viability, the Company faces higher risks that anticipated rates of production/recovery or estimates of costs will not be achieved; litigation risk, including a risk that the use of cyanide would be banned in respect of Tucano’s operations causing Tucano to have to cease operations if an alternative to cyanide treatment cannot be identified and implemented in a cost-effective way (of which there is no assurance); the potential for unexpected costs and expenses; fluctuations in metal prices; fluctuations in currency exchange rates; physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); potential of further instability or failure of walls of the UCS pit, which compromises a material part of the Mineral Reserves being accessed in 2021, there is no assurance that the Company will be able to continue mining and be able to access the UCS Mineral Reserves which may adversely impact the Company’s Mineral Reserve estimates, production guidance and future revenues, including the potential risk that the Mineral Reserves at UCS may not be accessible at all or that access may be dependent on further remedial work that might interrupt operations; the inability to operate the Topia Phase II TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available; there is no assurance that the Company will be able to identify or complete acquisition opportunities and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2020 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward-looking statements will prove accurate; results may vary materially from such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company has no intention to update forward-looking statements except as required by law.

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